Exhibit No. (12)

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31
	2006	2005	2004	2003	2002
Consolidated Companies
Income from continuing operations before income taxes	$1,844.9	$1,968.9	$2,203.4	$2,076.3	$2,202.1
Interest expense	220.3	190.2	162.5	167.8	181.9
Interest factor in rent expense	75.0	66.3	65.3	62.6	55.5
Amortization of capitalized interest	16.0	6.1	13.2	12.4	11.7

Equity Affiliates
Share of 50%-owned:
Income before income taxes	2.8	2.5	2.3	2.7	(2.2)
Interest expense	—	—	—	1.2	2.7
Interest factor in rent expense	—	—	—	—	.1
Amortization of capitalized interest	—	—	—	—	—
Distributed income of less than 50%-owned	244.4	112.8	94.5	96.7	104.3

Earnings	$2,403.4	$2,346.8	$2,541.2	$2,419.7	$2,556.1

Consolidated Companies
Interest expense	$220.3	$190.2	$162.5	$167.8	$181.9
Capitalized interest	14.3	7.5	6.5	12.5	11.0
Interest factor in rent expense	75.0	66.3	65.3	62.6	55.5

Equity Affiliates
Share of 50%-owned:
Interest and capitalized interest	—	—	—	2.6	2.7
Interest factor in rent expense	—	—	—	—	.1

Fixed Charges	$309.6	$264.0	$234.3	$245.5	$251.2

Ratio of earnings to fixed charges	7.76	8.89	10.85	9.86	10.18

Note:	The Corporation is contingently liable as guarantor, or directly liable as the original obligor, for certain debt and lease obligations of S.D. Warren Company, which was sold in December 1994. The buyer provided the Corporation with a letter of credit from a major financial institution guaranteeing repayment of these obligations. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.